EXHIBIT 99.1

For Immediate release

Sify Technologies Ltd. Regains Compliance with
Nasdaq Minimum Bid Price Requirement

Chennai, India, October 21, 2024 (GLOBE NEWSWIRE) — Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, received a letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) on October 18, 2024, informing the Company that it has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and the matter is closed.

As announced in July 2024, the Company was notified by Nasdaq that it was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company's American Depositary Shares ("ADSs") had been below $1.00 for 30 consecutive business days. Effective October 4, 2024, the Company effected a 1-for-6 ratio change of its ADSs.

The Notification Letter confirmed that the Company evidenced a closing bid price of the Company’s ADSs on Nasdaq at or greater than the $1.00 per ADS minimum requirement for 10 consecutive business days from October 4, 2024 to October 17, 2024 and that the Company has regained compliance with the Minimum Bid Price Requirement.

About Sify Technologies Limited

A multiple years winner of the Institute of Director’s Golden Peacock award for Corporate Governance, Sify Technologies Limited is a comprehensive ICT service & solution provider. With cloud at the core of its solutions portfolio, the Company is focused on the changing ICT requirements of the emerging digital economy and the resultant demands from large, mid and small-sized businesses.

The Company’s infrastructure comprises state-of-the-art data centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, making it an ideal partner for start-ups, SMEs and even large enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our data centers, networks and digital services to help conduct their business from more than 1,700 cities in India. Internationally, the Company has presence across North America, the United Kingdom and Singapore.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com